AMENDED ARTICLES OF INCORPORATION
HOPP TECHNOLOGIES, INC.

The undersigned certify that:

1.   They are the President and Secretary, respectively, of **HOPP TECHNOLOGIES, INC.**, a California corporation (hereinafter, the "Corporation").

2.   The Articles of incorporation of this Corporation are amended in ARTICLE IV in order to restate such provision in its entirety as follows:

"ARTICLE IV

a. The Corporation is authorized to issue only one class of stock, which shall be designated Common Capital Stock, and the total number of shares which this Corporation is authorized to issue twenty million (20,000,000).

b. Effective upon the filing date of these Articles of Amendment (the "Effective Time"), the Corporation shall effect a forward split of its issued and outstanding shares of Common Stock so that the shares currently issued and outstanding shall be forward split, or increased, on a 1-for-90 basis, and shareholders shall receive ninety shares (90) of the Corporation's post-split Common Stock for each one share of Common Stock held by them prior to the reverse split (the "Forward Stock Split"). The Corporation's legal counsel, acting on behalf of the Corporation, shall provide certificates representing the split, increased and reclassified shares of Common Stock of the Corporation in exchange for and upon receipt and surrender of certificate(s) representing the existing shares of the Common Stock of the Corporation."

4.   The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors and the holder of all the outstanding voting shares of common stock.

5.   The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Corporation is one hundred thousand (100,000) shares, and the number of shares voting in favor of the amendment equaled and exceeded the vote required. The percentage required is more than fifty percent (50%) of the total issued and outstanding shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.



Dated: February 19Th, 2021

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ANTOINE ALLAIN, President



Dated: February 19Th, 2021

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FABRICE ALLAIN, Secretary